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BIO-MEDICAL AUTOMATION, INC.
303 East 17th Avenue, Suite 780, Denver, Colorado 80203

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March 5, 2000

Ladies and Gentlemen:

         As shareholders of record of Bio-Medical Automation, Inc. (the "Company") you are entitled under Rule 14f-1 of the Securities Exchange Act of 1934 to notice of the following information.

         Our Common Stock is the only class of voting securities we have outstanding. Holders of Common Stock are entitled to one vote per share. As of March 5, 2000, we had 643,128 shares of Common Stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERSHIP AND MANAGEMENT

         The following table sets forth certain information regarding the ownership of our Common Stock as of March 5, 2000.

                  NAME & ADDRESS OF           AMOUNT AND NATURE OF            PERCENT OF
                  BENEFICIAL OWNER            BENEFICIAL OWNERSHIP            CLASS
                  -----------------           --------------------            ----------
                  Steven N. Bronson*                512,647 (1)                 62.5%
                  900 3rd Ave., Suite 201
                  New York, NY 10022

                  Leonard A. Hagan*                     -0-                        0%

                  Dr. Kenneth S. Schwartz*           17,500 (2)                    1%

                  Alvin L. Katz+                        -0-                        0%

                  David W. Orthman+                     -0-                        0%

                  David J. Wolenski+                    -0-                        0%

                  Officers and Directors as             -0-                        0%
                  a Group (four persons)

* Messrs. Bronson, Hagan, and Schwartz will become a director, or a director and executive officer, effective after March 15, 2000.
+ Messrs. Katz, Orthman, and Wolenski will resign as directors and officers effective after March 15, 2000.
(1) Includes direct and indirect beneficial ownership, and includes 177,500 representing currently exercisable warrants or options to purchase common stock.
(2) Includes 17,500 shares held indirectly by Dr. Schwartz's spouse.
    Dr. Schwartz disclaims beneficial ownership of the shares owned by his spouse.

NO LEGAL PROCEEDINGS

         There are no legal proceedings pending against the Company.

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RECENT TRANSACTIONS AND CHANGE IN CONTROL

         Before March 5, 2000 as a result of a Stock Purchase Agreement ("Purchase Agreement") and Stock Power and Assignment ("Assignment") dated February 20, 2000, Steven N. Bronson acquired a controlling interest in the Common Stock of the Company from the following individuals and certain of their affiliates: Alvin L. Katz, David W. Orthman, David J. Wolenski, and Brantley J. Halstead (the "Selling Shareholders") in a private transaction. Pursuant to the terms and conditions of the Purchase Agreement and each individual Assignment, the Selling Shareholders sold and conveyed shares of Common Stock of the Company along with certain options and warrants to purchase shares of Common Stock (the "Securities") to Mr. Bronson. In exchange for acquiring the Securities
Mr. Bronson paid a total of $270,243.70 in personal funds.

IDENTIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

         Currently the Board of Directors of the Company consists of three persons, and one other person is an executive officer of the Company as follows:

NAME                                     AGE                POSITION                    DATE FIRST APPOINTED
----                                     ---                --------                    --------------------
Alvin L. Katz                            70                 President and Director      10/96

David J. Wolenski                        38                 Director                    9/96

David W. Orthman                         49                 Director                    9/92

Brantley J. Halstead                     42                 Chief Financial Officer     2/98
                                                            and Treasurer

         Mr. Katz, Mr. Wolenski, Mr. Orthman, and Mr. Halstead have each agreed to resign as directors and officers effective after March 15, 2000. Prior to their resignation, the Board of Directors will appoint the following persons to fill the positions indicated:

NAME                                     AGE                POSITION                    DATE FIRST APPOINTED
----                                     ---                --------                    --------------------
Steven N. Bronson                        34                 President, Secretary,       3/15/00
                                                            Treasurer and Director

Leonard A. Hagan                         48                 Director                    3/15/00

Kenneth S. Schwartz                      43                 Director                    3/15/00

         Each of the directors holds office until the next annual meeting of shareholders and until his or her successor is elected and qualified or until his or her earlier death, resignation, or removal.

         Steven N. Bronson will serve as the President, Secretary, Treasurer and a Director of the Company as of after March 15, 2000. Mr. Bronson is the President of Catalyst Financial LLC, a full service securities brokerage and investment firm and has held that position since September 24, 1998. During the period of 1991 through September 23, 1998, Mr. Bronson was President of Barber & Bronson Incorporated, a full service securities brokerage investment banking firm. Mr. Bronson has served as the sole officer and director of Medtech Diagnostics, Inc., a publicly traded corporation, since September, 1998 and as Medtech's Chairman, President and Chief Executive Officer during the period of June, 1996 through September, 1998. In addition, Mr. Bronson is the Chairman of Mikron Instrument Company, Inc., a publicly traded corporation.

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         Leonard Hagan will serve as a Director of the Company as of after March
15, 2000. For the past seven years and currently, Mr. Hagan has worked as a certified public accountant and is a partner at Hagan & Burns CPA's, PC, in New York, NY. He received his Bachelors of Arts degree in Economics from Ithaca College in 1974, and earned his Masters of Business Administration degree from Cornell University in 1976.

         Dr. Kenneth Steven Schwartz will serve as a Director of the Company as of after March 15, 2000. From 1982 to the present, Dr. Schwartz has been self employed as a dentist in New York, NY. Dr. Schwartz received his Bachelor of Sciences from Brooklyn College in 1977 and earned his D.D.S. from New York University College of Dentistry in 1982.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

         There are no material relationships between the Company and the current officers and directors or any of the persons expected to become directors or executive officers of the Company other than those transactions described below:

         Corporate Loans During the fiscal year ended December 31, 1998 and 1999 certain related parties advanced loans to the Company as follows:

         After December 31, 1997, Alvin L. Katz, then a director of the Company, advanced funds to the Company for working capital purposes. The Company issued an interest bearing (at 10%) promissory note in the amount of $75,000 which was secured by substantially all of the Company's assets. Mr. Katz's loan to the Company was originally repayable on December 30, 1998, but was extended by Mr. Katz for no additional consideration until February 28, 1999. The Company repaid this loan in February 1999.

         Subsequent to December 31, 1997, Mr. Wolenski loaned the Company an additional $213,200, for working capital purposes. This amount bore interest at 2% over prime. The Company repaid this amount in February 1999.

         Transaction With Catalyst The Company entered into an investment banking agreement in June 1998 with Catalyst Financial Corp. of Miami, Florida ("Catalyst"). At the time the Company entered into the agreement with Catalyst, Steven Bronson who owned more than 10% of the Company's outstanding stock, was also affiliated with Catalyst. It was the Company's intention to use Catalyst as its primary advisor in its efforts to facilitate its restructuring. The Company paid Catalyst approximately $40,000 as consideration for assisting in the sale of the Company's assets to JOT Automation, Inc. ("JOT") in March 1999. As a result of the completion of the transaction with JOT, the agreement expired.

         Change in Control In a transaction described in "Recent Transactions and Change In Control," the following persons sold the following securities to Steven Bronson pursuant to the Purchase Agreement. The following table sets forth information regarding the private transaction recently completed between certain officers and directors of the Company who sold shares, options, and warrants to Mr. Bronson:

                                                                                                   Total
                                            $.75         $1.00         $1.125         $1.25        consideration
Name                          Shares        Warrants*    Warrants+     Options/\      Options#     received
----                          ------        ---------    ---------     ---------      --------     -------------
Alvin L. Katz and affiliates  64,284        3,750        25,000        25,000         0            $73,623.20

David W. Orthman and wife     109,710       0            0             35,000         0            $118,695.50

David J. Wolenski             46,000        0            0             35,000         0            $51,800.00

Brantley J. Halstead          22,500        0            0             0              25,000       $26,125.00

*   Exercisable through October 10, 2001.
+   Exercisable through April 1, 2001.
/\  Exercisable through June 24, 2002.
#   Exercisable through February 16, 2003.

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INDEBTEDNESS OF MANAGEMENT

         There is no indebtedness nor has there been any indebtedness of management to the Company in excess of $60,000 since the last fiscal year beginning January 1, 1999.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934 (the "1934 Act") requires the Company's directors, executive officers and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports to changes in ownership of Common Stock and other equity securities of the Company. Officers and directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

         To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, as of February 20, 2000, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with:

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

                                                                     Long Term Compensation
                                                                  ------------------------------
                                                                     Awards               Payout
                                    Annual Compensation           --------------------    ------
                                ----------------------------      Restricted   Options    LTIP       All Other
Name and Position       Year    Salary       Bonus     Other      Awards       & SAR's    Payout     Compensation
-----------------       ----    ------       -----     -----      ----------   -------    ------     ------------
David J. Wolenski       1999    18,000       -0-       -0-        -0-          -0-        -0-        -0-
Chief Executive         1998    48,000       4,050     -0-        10,969       -0-        -0-        -0-
Officer (1)             1997    48,000       -0-       -0-        18,750       -0-        -0-        -0-

Alvin L. Katz           1999    -0-          -0-       -0-        -0-          -0-        -0-        -0-
President and Chief     1998    n/a          n/a       n/a        n/a          n/a        n/a        n/a
Executive Officer (1)   1997    n/a          n/a       n/a        n/a          n/a        n/a        n/a

(1) Mr. Wolenski ceased being, and Mr. Katz became, Chief Executive Officer on November 1, 1999.

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         None of the individuals expected to be directors or executive officers have been employed by the Company in the past three years. Commencing after March 15, 2000:

         Mr. Steven Bronson, as President, Secretary and Treasurer is expected to receive a salary in the amount of $48,000 per year.



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